Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233


06018772


SEC MAIL
RECEIVED
PROCESSING
NOV 17 2006
WASH. D.C.
213
SECTION

File Number: 82.2994

8 November 2006

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully



D.A. WYLIE
COMPANY SECRETARY

PROCESSED
DEC 01 2006
THOMSON
FINANCIAL

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

Coca-Cola Amatil

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL TRADING UPDATE

Sydney, 8 November 2006: Coca-Cola Amatil (CCA) is today providing an update on trading for the second half of 2006 as well as reaffirming its 2006 full year guidance of $312-325 million net profit after tax (before significant items).

CCA expands premium beverage portfolio in Australia
CCA has taken another significant step towards broadening its beverage portfolio in Australia, entering an exclusive agreement through its joint venture company, Pacific Beverages, to sell and distribute the premium spirit portfolio of the global premium spirits distributor Maxxium.

Maxxium's major brands include Jim Beam, Remy Martin Cognac, Cointreau, Famous Grouse Whisky and ABSOLUT VODKA.

CCA has also entered into an exclusive agreement with Maxxium shareholder, Beam Global Spirits & Wine to manufacture its alcoholic ready-to-drink (ARTD) beverages, including Australia's most popular ARTD, Jim Beam and Cola. Pacific Beverages will sell and distribute the Beam Global Spirits & Wine ARTDs.

CCA will invest less than $15 million to deliver the additional capability required to manufacture and distribute these alcoholic beverages. Pacific Beverages' selling and distribution earnings will be recognised as equity income for CCA and the new business is expected to be earnings accretive in the first 12 months.

Further details are available in a separate ASX release.

Pacific Beverages delivers its first premium beers
Pacific Beverages, the joint venture company CCA formed with the world's second largest brewer, SABMiller plc in August, began delivering its premium beer brands – Peroni Nastro Azzurro, Pilsner Urquell and Miller Genuine Draft – into licensed premises around Australia on October 30. The transition to market is progressing smoothly and CCA and SABMiller are looking forward to a strong growth in the premium beer market as they develop opportunities within CCA's customer base.

TRADING REVIEW
The key priority for the business in the second half of 2006 has been the recovery of commodity driven cost of goods increases through revenue management and other initiatives, whilst protecting and growing brand equity. The results for the four months to 31 October have been encouraging with mid to high single digit revenue growth achieved in most markets, in local currencies.

Australia
The Australian business has delivered very strong revenue growth in the four months to 31 October due to a combination of solid volume growth and price improvements. CCA's Group Managing Director, Terry Davis, said, "The highlight of the past four months in Australia has been the continued strong performance of the Coca-Cola trademark brands. Since the launch of Coca-Cola Zero, favourite brand scores and weekly drinkers for the Coke brands have increased by over 15%, resulting in growth of CCA's market share."

The non-carbonated beverage portfolio has also continued to grow strongly with standout performances from Powerade, which has grown volumes over 25% since the launch of Isotonic, and water, with Mt Franklin and Pump both achieving double digit volume growth.

Assuming current trading conditions continue, the Australian business expects to achieve 6-8% earnings growth on revenue growth of between 7-8% for the second half of 2006, a significant improvement on the first half performance.

New Zealand

The New Zealand business has also delivered a stronger result in the four months to 31 October with volume growth of over 3% driven by carbonated soft drinks and Powerade. Coke Zero continues to grow its presence in the market and is already tracking at 80% of diet Coke volumes. Powerade Isotonic has also exceeded expectations, achieving volume growth of over 30%.

Assuming current trading conditions continue, the New Zealand business expects to achieve 6-8% earnings growth for the second half of 2006, in local currency terms.

South Korea

The South Korean business has been materially impacted by the previously announced product recall and associated negative media coverage following an extortion in early July. Total volume in South Korea has declined by approximately 7% since the extortion. Based on current forecasts it may take six to twelve months for volumes to return to pre-extortion levels.

The impact of the extortion is the subject of an insurance claim which covers CCA for product recall costs, loss of gross profit and brand rehabilitation costs over a twelve month period. CCA expects to include part of the claim in the 2006 full year result with the balance of the insurance claim to be finalised in the second half of 2007. The insurance excess of $9.5 million will be treated as a significant item.

Indonesia

While the Indonesian economy has remained challenging, CCA's business has experienced good volume recovery and delivered improved results in the four months to 31 October. As a result, CCA now expects Indonesia to return to profitability in the second half which will also allow it to make a small profit for the full year, a significant improvement on the first half performance, where volumes declined by over 15%.

SPC Ardmona

The SPCA business continues to perform well despite increased competition from imported products and the impact of higher tin plate prices on the cost of goods sold. The business expects to deliver an improvement in earnings for the 2006 full year as a result of both revenue improvement and gains in production efficiencies.

The Goulburn Valley was affected by a severe frost in September which will have an impact on the 2007 fruit intake. There is expected to be a small shortfall of fruit for 2007 which compares to an expected surplus to requirements before the impact of the frost. At this stage, the impact to 2007 earnings is expected to be approximately $5 million.

SPCA has launched a $1.75 million fund to aid drought-stricken farmers in the Goulburn Valley to assist its fruit suppliers with the additional costs of buying water. The funding will cover interest free advances to purchase water, subsidies on fruit delivered for processing and access to 1000 megalitres of water for irrigation.

Impact of higher commodity prices
Commodity price increases are continuing to impact on CCA's manufacturing cost base, driven by the increased cost of sugar, aluminium and PET resin. For the second half, CCA continues to expect cost of goods sold per unit case to increase by around 8% for beverages, on a constant currency basis.

2006 Full Year Outlook
For the second half of 2006, CCA expects to improve its recovery of commodity driven cost of goods sold increases, a result of price and mix improvements, particularly in Australia.

Assuming current trading conditions continue into the peak selling period of November and December, CCA continues to expect to deliver full year net profit after tax in the range of $312-325 million (before significant items).

Group capital expenditure is expected to be around 7% of revenue including 2% for infrastructure related expenditure for the year. The effective tax rate for 2006 is expected to be within the range of 25-27%, depending on the geographic mix of earnings for the second half.

CCA Strategic Review
CCA is currently completing its three year business plans and as part of that process will undertake a strategic review of the business across all geographic locations. The review will encompass the key priorities for the business, taking into account the expansion of the business into alcoholic beverages, the changing customer landscape and the appropriate operating structure of the organisation. The results of the review will be announced no later than the end of the first quarter of 2007.

For further information, please contact:

Media
Sally Loane
Ph: +61 2 9259 6797
Sally.Loane@anz.ccamatil.com

Analysts
Kristina Devon
Ph: +61 2 9259 6185
Kristina.Devon@anz.ccamatil.com

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994

8 November 2006

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully



D.A. WYLIE
COMPANY SECRETARY

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL ENTERS INTO AN EXCLUSIVE AGREEMENT WITH MAXXIUM AUSTRALIA TO EXPAND PREMIUM BEVERAGE PORTFOLIO

Sydney, 8 November 2006: Coca-Cola Amatil (CCA) has taken another significant step towards broadening its beverage portfolio in Australia, entering an exclusive agreement through its joint venture company, Pacific Beverages to sell and distribute the premium spirit portfolio of global premium spirits distributor Maxxium.

Maxxium's major brands include Jim Beam, Canadian Club, Remy Martin, Cointreau, The Famous Grouse and ABSOLUT VODKA.

CCA has also entered into an exclusive agreement with Maxxium shareholder, Beam Global Spirits & Wine Australia to manufacture its alcoholic ready-to-drink (ARTD) beverages, including Australia's most popular ARTD, Jim Beam and Cola. Pacific Beverages will sell and distribute the Beam Global Spirits & Wine ARTDs.

Maxxium Australia's sales force will be integrated into CCA's existing Hotel, Restaurant and Cafe (HORECA) team, further enhancing its scale and reach.

Maxxium Australia will maintain responsibility for importing the spirits into Australia, the brand marketing strategy, planning, financial management and the relationship with its global shareholders.

The alliance between CCA and Maxxium not only provides the Asia-Pacific's largest non-alcoholic beverage company with an opening to Australia's spirit and ARTD market, but creates a major opportunity for sales growth through CCA's extensive sales and distribution infrastructure.

Beam Global Spirits & Wine Australia sells approximately 8 million cases of ARTDs each year in Australia, including Australia's market leader, Jim Beam and Cola, as well as Canadian Club and Cola and Old Crow and Cola.

The Beam Global Spirits & Wine ARTD brands will be produced at CCA's facility in Adelaide, South Australia and it is expected that supply will commence in April 2007.

CCA's move into premium ARTDs and spirits follows the announcement in August of the formation of Pacific Beverages, CCA's joint venture with the world's second largest brewer, SABMiller, to sell and distribute SABMiller's premium international beers Peroni Nastro Azzurro, Miller Genuine Draft and Pilsner Urquell.

Pacific Beverages began distribution of the beer brands across Australia on October 30. The transition to market is progressing smoothly and CCA and SABMiller are looking forward to a strong growth in the premium beer market as they develop opportunities within CCA's customer base.

CCA's Group Managing Director, Terry Davis, said the company's move into the premium ARTD and spirits market in Australia was a logical extension of its business.

Facts on Maxxium brands in Australia:

- Jim Beam and Cola is the no.1 ARTD, with 19.7 per cent volume share (As of September 2006)
- Jim Beam is the no.1 spirit brand, with 9.5 per cent volume share (As of September 2006)
- ABSOLUT VODKA is the most preferred vodka brand (Source Research International 2006)
- In spirits Maxxium is no.2 in Australia, with 17.9 per cent of volume share.
- In ARTDs Maxxium is no.2 in Australia, with 21.7 per cent of value share.

Facts on ARTD and spirit market in Australia:

- Value of retail sales of all alcoholic beverages in Australia in 2006 is estimated at $28.4 billion (Euromonitor).
- Value of retail sales of all non-alcoholic beverages in Australia is estimated at $9 billion (excluding coffee, tea and dairy) (Euromonitor; CCA estimates).
- Value of retail sales of all ARTDs in Australia in 2006 is estimated at $4.7 billion (Euromonitor).
- The ARTD category in Australia has grown by more than 15 per cent per annum over the last five years.
- Future growth in ARTDs likely to be high single digit growth.

For further information, please contact:

Media
Sally Loane
Ph: +61 2 9259 6797
Sally.Loane@anz.ccamatil.com

Analysts
Kristina Devon
Ph: +61 2 9259 6185
Kristina.Devon@anz.ccamatil.com